

16012845

UNITEDSTATES
:IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aeris Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 State Street, 11th Floor
(No. and Street)

Boston	Massachusetts	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. O'Leary (617) 751-4023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

One Highwood Drive	Tewksbury	Massachusetts	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Aeris Partners

AERIS PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

OATH OR AFFIRMATION

I, Stephen J. O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aeris Partners LLC, as of December 31, 2015, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public 2/26/16


TANYA S. ANDREWS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 26, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Members
Aeris Partners LLC
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Aeris Partners LLC (the "LLC"), as of December 31, 2015, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the LLC's financial statements. The Supplemental Schedule is the responsibility of the LLC's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2016

December 31	2015
Assets	
Current Assets:	
Cash	$ 6,507,847
Accounts Receivable	90,668
Prepaid Expenses	13,979
Total Current Assets	6,612,494
Property and Equipment; Net of Accumulated Depreciation	119,166
Security Deposits	65,861
Total Assets	$ 6,797,521
Liabilities and Member's Equity	
Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 859,141
Total Current Liabilities	$ 859,141
Deferred Rent Liability	61,198
Member's Equity	5,877,182
Total Liabilities and Member's Equity	$ 6,797,521

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31	2015
Revenue	$ 9,313,680
General and Administration Expenses:	
Payroll and Benefits	1,674,207
Administration	499,134
Total General and Administration Expenses	2,173,341
Net Income	$ 7,140,339

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31	2015
Member's Equity, December 31, 2014	$ 3,751,843
Net Income	7,140,339
Member's Distributions	(5,015,000)
Member's Equity, December 31, 2015	$ 5,877,182

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31		2015
Cash Flows from Operating Activities:		
Net Income	$	7,140,339
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation of Property and Equipment		13,717
Increase in Accounts Receivable		(35,049)
Decrease in Prepaid Expenses and Other Current Assets		37,741
Increase in Accounts Payable and Accrued Expenses		87,540
Increase in Deferred Rent Liability		61,198
Net Cash Provided by Operating Activities	$	7,305,486
Net Cash Used in Investing Activities:		
Acquisition of Property and Equipment	$	(124,481)
Increase in Security Deposits		(56,111)
Net Cash Used in Investing Activities:	$	(180,592)
Member's Distributions	$	(5,015,000)
Net Increase in Cash	$	2,109,894
Cash, Beginning of Year	$	4,397,953
Cash, End of Year	$	6,507,847

1. Organization and Significant Accounting Policies:

Reporting Entity: Aeris Partners LLC (the "LLC"), a wholly owned subsidiary of Aeris International LLC, was formed on November 30, 2009, as a Delaware limited liability company. The LLC is primarily engaged in investment advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of November 17, 2010.

Revenue Recognition: The LLC recognizes transaction fees at the time the transaction is completed and the income is readily determinable. Nonrefundable retainer fees are recognized when due and payable per individual customer contracts, generally monthly during the term of each contract.

Deferred Revenue: Deferred revenue represents billings for which the aforementioned revenue recognition criteria have not been met.

Cash: The LLC maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of cash and accounts receivable. The LLC maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The LLC maintains an allowance for potentially uncollectible accounts receivable based upon its assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. As of December 31, 2015, management believes no allowance for uncollectible accounts receivable is necessary.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Aeris Partners LLC is a single-member limited liability company under the provisions of the Internal Revenue Code, which provide that the LLC be treated similar to a division of its sole member and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the LLC may be required to pay income taxes to a state or foreign country.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2015. The LLC does not expect any material change in uncertain tax benefits within the next twelve months.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Furniture and Fixtures	7 Years
Leasehold Improvements	Life of Lease
Computer Equipment	3 Years

Deferred Rent: The Company records rent expense related to its office facility based on a constant periodic rate over the term of the lease agreement. The excess of the cumulative rent expense incurred over the cumulative amounts due under the lease agreement is deferred and recognized over the term of the lease.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2015 through February 1, 2016, the latter representing the issuance date of these financial statements.

2. Property and Equipment:

Property and equipment as of December 31, 2015 consists of the following:

	2015
Furniture and Fixtures	$ 75,775
Leasehold Improvements	35,867
Computer Equipment	23,034
	134,676
Less: Accumulated Depreciation	15,510
	$ 119,166

Depreciation expense for the year ended December 31, 2015 amounted to $13,717.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2015, the LLC's net capital amounted to $5,587,508.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.16 to 1 as of December 31, 2015.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

4. Related Party Transactions:

The sole member of the LLC provides the use of certain proprietary database systems to the LLC. During the year ended December 31, 2015, fees incurred by the LLC for the use of these systems amounted to $3,511. As of December 31, 2015, amounts due to the affiliated entity for these services amounted to $363 and are included in accounts payable within the accompanying statements of financial condition.

5. Operating Lease:

From January 1, 2015 through July 20, 2015, the LLC leased office space in Cambridge, Massachusetts through a tenant-at-will agreement. Under the lease agreement, the LLC was obligated to make monthly rental payments, subject to an escalation clause, plus a monthly payment per employee for certain operating costs. This agreement was terminated during July 2015. During the year ended December 31, 2015, rent expense incurred by the LLC under this agreement amounted to $67,471.

During May 2015, the LLC entered into a non-cancelable lease agreement for office space in Boston, Massachusetts. The lease agreement requires escalating monthly rental payments and expires in September 2020. During the year ended December 31, 2015, rent expense incurred by the LLC under this agreement amounted to $125,413.

Future minimum lease payments due under this non-cancelable lease agreement are as follows:

Year Ending December 31	
2016	$198,516
2017	202,244
2018	205,972
2019	209,700
2020	159,372
	$975,804

6. Economic Dependency:

During the year ended December 31, 2015, services provided to two customers represented 91%, of the LLC's total revenue.

7. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnification provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2015, no amounts have been accrued related to such indemnification provisions.

December 31		2015
Aggregate Indebtedness	$	920,339
Member's Equity	$	5,877,182
Deductions for Nonallowable Assets:		
Unsecured Accounts Receivable		(90,668)
Prepaid Expenses and Other Current Assets		(13,979)
Security Deposits		(65,861)
Property and Equipment		(119,166)
Net Capital		5,587,508
Minimum Net Capital Requirement to be Maintained		61,356
Net Capital in Excess of Requirements	$	5,526,152
Ratio of Aggregate Indebtedness to Net Capital		0.16 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.



MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Members
Aeris Partners LLC
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 17a-5, in which (1) Aeris Partners LLC (the "LLC") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the LLC stated that the LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2016

M F A
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Members
Aeris Partners LLC
Boston, Massachusetts

Independent Accountants' Agreed-Upon Procedures
Report on Schedule of Assessment and Payments (Form SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Aeris Partners LLC (the "LLC") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The LLC's management is responsible for the LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as follows:
    a. We compared the amount in line 2B from page 1 of the Form SIPC-7 to the amount of check number 1582 made payable to SIPC on July 22, 2015, and found them to be in agreement.
    b. We compared the amount in line 2G from page 1 of the Form SIPC-7 to the amount of check number 1713 made payable to SIPC on January 22, 2016, and found them to be in agreement.
2. Compared the amounts reported on the FOCUS reports for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.
    a. We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

       We agreed the amount of total revenue from line 2a from page 1 of the Form SIPC-7 to the sum of the amounts found on the Total Revenue line, code 4030 from the LLC's FOCUS report filed for the periods January 1, 2015 through March 31, 2015, April 1, 2015 through June 30, 2015, July 1, 2015 through September 30, 2015, and October 1, 2015, through December 31, 2015.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
    a. We performed the following procedures related to the adjustments on the Form SIPC-7:

       We agreed the amount on line 2c.(8), other revenue not related either directly or indirectly to the securities business of $1,180 to a supporting schedule of billable expense income provided by Stephen O'Leary, Managing Director. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   a. We recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $9,312,500 and $23,281 respectively] of the Form SIPC-7.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of the Form SIPC-7 and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted.

      The General Assessment @ .0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. We footed the supporting schedule provided by Stephen O'Leary, Managing Director, for procedure 3 above and agreed the individual amount listed on the schedule to the trial balance for the year ended December 31, 2015. No differences were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******42*******************ALL FOR AADC 021
068579 FINRA DEC
AERIS PARTNERS LLC
200 STATE ST 11TH FL
BOSTON MA 02109-2605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Estee C. Dorfman
781-780-7069

2. A. General Assessment (item 2e from page 2) $ 23,281

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,506)
7-22-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 21,775

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 21,775

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 21,775

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aeris Partners LLC
(Name of Corporation, Partnership or other organization)

Stephen Leary
(Authorized Signature)

Dated the 22 day of January, 20 16.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,313,680
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Billable Expense Income (Deductions in excess of $100,000 require documentation)	1,180
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,180
2d. SIPC Net Operating Revenues	$ 9,312,500
2e. General Assessment @ .0025	$ 23,281

(to page 1, line 2.A.)